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                            Filed by: The Santa Cruz Operation, Inc.
                            Pursuant to Rule 425 Under the Securities Act of
                                1933 And Deemed Filed Pursuant to Rule
                                14a-12 Under the Securities Exchange Act of 1934
                            Subject Company: The Santa Cruz Operation, Inc.
                                (Commission File No. 000-21484)


                   Investor Relations Questions and Answers
                             Caldera/SCO Agreement

1. Will the current shareholders of SCO be issued shares of Caldera, Inc. when the transaction closes?

The Caldera shares received by SCO in this transaction will become an asset of SCO. There is no current intention to distribute Caldera stock directly to SCO shareholders. The decision to hold the Caldera shares as an asset rather than make a distribution was largely based on taxation issues that could have adversely affected SCO and SCO shareholders alike. There are also distribution limitations that are part of the definitive agreement with Caldera. The value of the Caldera shares held by SCO will be substantial, thus fluctuations in the price of Caldera stock may be a significant factor in the future valuation of SCO shares.

2. I understand that some SCO employees are getting Caldera stock as part of this agreement. Is this correct?

There are only provisions to handle existing stock options. Those SCO employees who move to Caldera and have existing SCO Incentive Stock Options, will be granted replacement stock options in Caldera, Inc. of similar value based on valuations at the time the merger agreement was signed. The Caldera options will be vested to the same level that the SCO options were vested at the time of exchange and will continue to vest on the same schedule, except that the ISO status may not be maintained. The terms and conditions of Incentive Stock Options of employees remaining under SCO employment will continue unchanged. Approximately 2 million Caldera shares will be reserved from SCO's total allocation to fund the future exercise of these employee options. Options that expire unexercised will result in shares being released from this reserve and returned to SCO.

3.   Where can I learn more information about Caldera?

Their ticker symbol is CALD and their web site is http://www.caldera.com. You may obtain free copies of their quarterly and annual reports through the website maintained by the SEC at http://www.sec.gov. Caldera and SCO will also be
                         ------------------
filing a joint proxy/prospectus with the SEC, which we will mail to all of our shareholders eligible to vote at our special meeting to approve the transaction.

4. Please clarify the distinction between Caldera Systems, Inc. and Caldera, Inc. In which company will SCO own a position?

The resultant company, Caldera, Inc., will own the existing assets of Caldera Systems, Inc. plus the assets being acquired from SCO. The approximate 17.54 million shares (including 2 million shares reserved for employee options assumed by Caldera for options currently held by SCO employees joining Caldera), or 28%, that SCO will receive as a result of this transaction will be of Caldera, Inc. Existing Caldera Systems shares will be exchanged for shares of Caldera, Inc.

5. Are there going to be restrictions on the sale of the Caldera shares that SCO will own?

The agreement imposes no restrictions except that SCO cannot sell shares to a person or group holding 5% or more of Caldera stock without consent and SCO will be classified as an affiliate of Caldera, Inc. Therefore, SCO will be subject to standard SEC volume and insider trading restrictions that apply to affiliates. SCO does not intend to sell sufficient shares to impair the favorable tax treatment realized in this transaction. SCO, Caldera and certain Caldera shareholders will make representations to tax counsel regarding the absence of share transfer plans and other matters.

6. When will the proxy be available and the transaction voted on by the shareholders?
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The proxy will be delivered to the Securities Exchange Commission about
September, at which time it will take 30-60 days for review. When it is approved, it will be mailed to all shareholders of record at the time and details of the shareholder meeting will be announced. This is expected to occur in November, but may change depending on SEC timing and other regulatory agencies. Other interested parties may obtain free copies of the proxy when it is available through the website maintained by the SEC at http://www.sec.gov.
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7.   What will be the assets of the new SCO after this transaction takes place?

The Santa Cruz Operation, Inc. will be made up of the Tarantella Product Division and its assets, the SCO OpenServer intellectual property and its future revenue stream, and the assets of our investment holdings (Caldera, Rainmaker, LinuxMall, etc.). The headquarters will be in Santa Cruz, CA and there will be approximately 230 employees worldwide.

8.   What happens to the SCO branding and logo?

Caldera is acquiring the SCO brand and logo, although SCO will retain usage rights.

9. Do you see this as an easy transition or will the impact of this transaction hinder the process of selling products over the few months?

Transactions of this type are never without complication, but the fact that SCO had already completed its split into the three separate divisions earlier this year will make it simpler overall.

10. Does SCO have any plans to `spin off' Tarantella to shareholders or do an IPO?

After the transaction with Caldera occurs, the true currency of Tarantella will be more apparent and the corporate separation from the other divisions completed. Tarantella Division will be the main component of an already public company. At this point in time there are no plans underway for any spin-off or IPO arrangements.

11.  Who will be the officers remaining with SCO?

The current SCO officers who will remain with SCO are: Doug Michels, CEO; Mike Orr, President Tarantella Division; Randy Bresee, CFO; Steve Sabbath, Law and Corporate Affairs; and Geoff Seabrook, Corporate Development.

Notification:
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The matters discussed above may include forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, uncertainty in domestic and international markets, changes in customer implementation plans, increases and decreases in the value of investments in third parties, the ability to reduce expenses, risks of dependence upon third-party suppliers, impact and success of joint development projects and industry partnerships, conclusion or success of strategic opportunities, timely availability of products, market acceptance of new products, including open source-based and internet-related products, the impact of competitive products, general market conditions, and other risks detailed from time to time in SCO's SEC filings, including forms 10-Q, 8-K and 10-K. SCO disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It:  It is expected that Caldera will
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file a Registration Statement on SEC Form S-4 and Caldera and SCO will file a
Joint Proxy Statement/Prospectus with the SEC in connection with the Acquisition, and that Caldera and SCO will mail a Joint Proxy Statement/Prospectus to stockholders of Caldera and SCO containing information about the Acquisition. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Caldera, SCO, the Acquisition, the persons soliciting proxies relating to the Acquisition, their interests in the Acquisition, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Caldera by directing a request through the Investors Relations portion of Caldera's Web site at http://www.caldera.com or by mail to Caldera Systems, Inc., 240 West Center Street, Orem,
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Utah 84057, attention: Investor Relations, telephone (801) 765-4999; or from SCO by directing a request through the Investors Relations portion of SCO's Web site at http://www.sco.com or by mail to The Santa Cruz Operation, Inc., 425 Encinal Street, Santa Cruz, California 95061, attention: Investor Relations, telephone
(831) 427-7399.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Caldera and SCO file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Caldera or SCO at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Caldera's and SCO's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.